FOR IMMEDIATE RELEASE: March 31, 2009	PR09-06

Atna Resources Reports Year End and Fourth Quarter 2008 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN) today reported audited financial results for the Company’s fourth quarter and year end results for the period ended December 31, 2008. Unless otherwise designated all amounts are in Canadian dollars.

Highlights for the Year 2008

•	Merger with Canyon Resources Corporation (“Canyon”) closed March 18, 2008 (the “Canyon Merger”).
•	Commenced mining and ore crushing operations at the Briggs Mine.
•	Increased proven and probable reserves by 77 percent in the Briggs Mine; completed an updated mine plan.
•	Yamana Gold Inc. drilled an encouraging second round on Atna’s Clover project in Elko County, Nevada and made a US$150,000 option payment.
•
Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, provided notice that they completed their US$30 million work program at the Pinson gold project to earn a 70% interest in the project. Atna will retain 30% interest in the project.

•	Drilling beneath the main pit at the Briggs Mine outlined additional mineralization; new drilling at Cecil R, a satellite project to Briggs, began in early 2009.
•	Closed the US$20 million sale of a royalty portfolio, including the Wolverine Royalty.
•	Acquired the remaining land position at the Columbia gold property (formally known as Seven-Up Pete gold property) which contains significant gold resources.
•	Reward Gold Project feasibility study completed, reserves were disclosed; major permits have been granted with final approval expected in the second quarter 2009.
•	Optioned the Adelaide and Tuscarora gold properties in Nevada to Golden Predator for work commitments and other compensation.
•
Cash balances for the Company as of March 23, 2009 are approximately $12.0 million.  The reduction in cash since December 31, 2008 primarily reflects ongoing development and start-up costs at the Briggs Mine.

Financial Results:

Results of Operations – Year Ended December 31, 2008 versus Year Ended December 31, 2007

For the year ended December 31, 2008, Atna recorded net income of $20.3 million, or basic income per share of $0.26, on proceeds of $21.0 million from the sale of royalties. This compares to a net loss of $3.3 million, or a basic loss per share of $0.05, on revenues of nil for the year ended December 31, 2007. The positive variance of $23.6 million was due primarily to the following factors:
•	Positive variance of $20.9 million in gain on asset disposals due to the sale of royalties.
•
Negative variance of $2.4 million in selling, general and administrative expenses due to the consolidation of Canyon’s costs and other Canyon related operating costs partially offset by cost reductions in the Atna operations.

•	Positive variance related to new income tax benefits of $3.7 million, related to available tax net operation losses carry forwards that are expected to be utilized in the future.

•	Negative variance of $1.5 million in provision for final site restoration due to an increase in expected final reclamation costs at the Kendall Mine that was acquired in the Canyon Merger.
•	Negative variance of $0.6 million in reduced property write-downs.
•	Negative variance of $0.4 million due to the accretion expense related to the Briggs and Kendall mines acquired in the Canyon Merger.
•
Positive variance of $2.4 million in other income and expense, excluding the impact of the royalty sale. The variance was due primarily to a $3.2 million positive variance in foreign exchange gains as a result of a weakening Canadian dollar on the proceeds of the royalty sale that was held in U.S. dollars partially offset by an $0.8 million negative variance from reduced gains on sale of marketable securities, write-off of marketable securities related shares held in Canadian exploration companies and reduced net interest income.

•	Positive variance of $1.3 million due to a decrease in exploration spending due to the focus on the Briggs restart.

Conference Call

Management will host a conference call on Tuesday March 31, 2009 at 2:00 pm Eastern, to discuss these results and general corporate and project activities. Participants in the US and Canada dial   (877) 559 – 1977, International callers dial (660) 422 – 4979. Please reference conference ID # 92099685.

Audio of the call will be webcast and available through www.atna.com. A replay of the call will be available two days following the call by dialing (800) 642-1687 or (706) 645-9291, reference conference ID # 92099685.

Operating Activities and Other Developments:

Atna – Canyon Merger

Atna and Canyon signed an Agreement and Plan of Merger on November 16, 2007. The transaction closed on March 18, 2008. The Canyon Merger significantly increased the gold reserves and resources controlled by the Company and will provide near term gold production opportunities from the Briggs Mine and the Reward Gold Project.

Sale of Royalties Package including the Wolverine Royalty, Yukon

In September 2008, the Company sold a portfolio of royalty interests for US$20 million. The royalty package was comprised of four royalty interests; a sliding scale precious metal net smelter return (“NSR”) royalty on the Wolverine Project located in the Yukon Territory, a three percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina.

Development Activities

Briggs Mine, California

An updated technical report detailing the estimation of open pit and underground reserves and resources at the Briggs Mine, was completed in May 2008, which is available on SEDAR at www.sedar.com, and an updated reserve and mine plan was announced on February 18, 2009. Restart activities commenced and the first gold pour is expected during the second quarter of 2009. Production during 2009 is forecast to be approximately 19,000 ounces. Highlights of the Briggs Mine include:

•
Open pit proven and probable reserves containing 267,000 ounces of gold with an average grade of 0.021oz/ton based on a gold price of US$750/oz, a 77 percent increase over the previous reserve estimate, dated May 8, 2008.

•	Mine life of six years.
•	Planned production of approximately 210,000 ounces of gold with an average full year production rate that ranges between 40,000 to 50,000 ounces.
•	Life-of-mine cash cost and full cost is projected to be US$470 and US$590 per ounce of gold, respectively.
•	Life-of-mine pre-tax cumulative cash flow at a gold price of US$750 is approximately US$36 million.
•	Total project pre-tax cash flow increases by approximately US$20 million for every US$100 increase in gold price.
•	Key site management and support positions are in place.

Ore is being loaded on the leach pad and gold production is expected to increase to an annualized rate of between 40,000 to 50,000 ounces per year. Approximately 50 percent of existing plant capacity will be utilized at these production rates, allowing for a possible increase in production, if additional reserves can be developed. A total of approximately US$10 million has been spent on the Briggs project through February 2009. Additional capital and working capital spending at the Briggs Mine is projected to be about US$7 million for the remainder of 2009. The new, expanded mine plan is located entirely within the existing permit boundary area. However, a portion of the expansion area will require an amendment to the existing reclamation plan and placement of additional reclamation bonds prior to mining.

Beginning in October 2008, the Company commenced a new drill campaign at the Briggs Gold Mine and its satellite project Cecil R. Results of this program are positive, confirming deeper gold mineralization beneath the current minable reserves in the Briggs Main pit. Atna has intersected this new Briggs Main Deep (“BMD”) zone with fourteen holes. The BMD drill holes intersected a gently dipping tabular zone over an area 800 feet (north-south) by 700 feet wide. Apparent thickness of the zone ranges from 30 to 90 feet. The mineralized horizon comes within 40 to 50 feet of the US$750/oz-gold design pit bottom. The BMD remains open for expansion to the north, south and east of the current intercepts.

The Cecil R satellite project is located four miles north of the Briggs Mine. Drilling at Cecil R is designed to expand the existing mineralized zone to the south and to define the gold mineralization limits. The Company expects to commence preparation of a NI 43-101 compliant technical report that would include an estimate of mineral resources at Cecil R at the completion of this drilling program.

Pinson Project, Nevada

On January 15, 2009, Atna reported that it has received notice from Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, that it has completed the required $30 million expenditure at the Pinson property. Under the terms of the Exploration Agreement with Option for Mining Venture between PMC, Atna Resources Inc. and Atna Resources Ltd., dated August 14, 2004, fulfillment of this expenditure entitles PMC to increase its interest in the Pinson project from 30% to 70%, thereby reducing Atna’s interest from 70% to 30%. The Mining Venture Agreement between PMC and Atna is currently being finalized. A forward looking program and budget for the project will be forwarded by PMC as manager of the project.

Construction of a mineralized material stockpile area, four de-watering wells, settling ponds and associated pipelines were completed in 2008. Additional water rights are being obtained to facilitate further dewatering of the resource zone for deepening of underground workings. Approximately 2,000 feet of new underground drifting was completed by a contract mining company and a second access portal was collared, but not connected to existing workings. Total drilling from the inception of the project amounted to approximately 197,000 feet in 300 holes. During 2008, a total of 35,000 feet of RC drilling and 54,000 feet of core drilling were completed.

Reward Project, Nevada

In March 2008, the Company completed a positive economic feasibility study for the Reward Gold Project, the results of which are contained in technical report dated March 21, 2008 prepared by Chlumsky, Armbrust & Meyer, LLC. titled “NI 43-101 Technical Report - Reward Gold Project, Nye County, Nevada”, which is available on SEDAR at www.sedar.com. The feasibility study recommends development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine will positively impact the operation.

Proven and probable mineral reserves estimated in the feasibility study total 6.4 million tons averaging 0.024 oz/ton containing 157,000 ounces of gold based on a gold price of US$700 per ounce, a cut-off grade of 0.01 oz/ton and a strip ratio of 2.2 tons of waste per ton of ore. The Reward operation is expected to produce approximately 125,900 ounces of gold over a four year mine life at estimated average cash cost of US$435 per ounce of gold produced. This production would provide an undiscounted cash flow of US$40.3 million at a US$900 gold price. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$25.4 million. The undiscounted cash flow changes by US$12.5 million for every US$100 change in gold price without allowance for reserve expansion.

The project has been carefully designed to create a small environmental footprint and the permitting process is well advanced. The mine plan of operations has been declared administratively complete; air pollution and water pollution control permits, and a water point of discharge permits have been issued. Biologic assessment studies have been completed and a biologic opinion has been issued. The environmental assessment study has been completed and released for public comment.

Columbia Project, Montana

In June 2008, the Company acquired certain claims at the Columbia gold property in order to consolidate the land package containing the known body of mineralization. An historic, non NI43-101 compliant resource for Columbia was reported in a feasibility study titled “Seven-Up Pete Joint Venture, Seven-Up Pete Feasibility Study” dated September 1991 by Phelps Dodge Corporation. The historic estimated mineral resource for Columbia totaled 10.9 million tons of proven and probable resource (approximately equivalent to Measured and Indicated resource under NI 43-101) grading 0.060 oz/ton gold (659,000 contained ounces gold). In addition, the report quotes a possible resource (approximately equivalent to Inferred resource under NI 43-101) of 3.0 million tons grading 0.063 oz/ton gold (190,000 contained ounces gold). A cutoff grade of 0.02 oz/ton was used in the estimate. The block modeling methodology used to develop this estimate is consistent with current estimating methodologies. Approximately 28 percent of this total is attributed to the newly acquired claims. The aggregate acquisition cost was US$500,000 in cash and 604,308 common shares of Atna. The seller retained a four percent net smelter return royalty on the claims purchased.

Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to  estimate resources for the property that are compliant with the NI 43-101 technical reporting standards. Timber logging operations have commenced at the property due to the start of a pine beetle infestation. Baseline environmental monitoring studies are starting and another round of flotation and gravity gold recovery test work is planned for 2009.

Exploration Ventures

Clover, Nevada

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51% working interest in the Clover property. Yamana may elect to increase its interest to 70% by completing a prefeasibility study within 30 months of vesting its initial 51% interest in the project. To earn 51% Yamana must make payments totaling US$0.6 million to the Company and complete exploration work totaling US$3.3 million over a 4 year period. Atna received a payment of US$150,000 in January 2009 and there remains US$250,000 to be paid by January 2010.

Yamana commenced a second round of drilling in 2008 that included 10 reverse circulation rotary drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. The ongoing program will focus on expansion of this zone and test new target areas on the property. In 2008, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

Adelaide and Tuscarora, Nevada

On February 15, 2008, the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Mines Inc. (TSX:GP) of Vancouver British Columbia, would assume the obligation of Canyon regarding the option with Newmont on the Adelaide and Tuscarora gold exploration properties. Atna received an initial payment of approximately US$0.5 million on closing of the transaction. Golden Predator has completed the US$0.4 million commitment for 2008. Pursuant to the agreement, Atna received 2.1 million common shares of Golden Predator in lieu of a US$250,000 option payment due in December 2008. On March 5, 2009, Golden Predator announced that shareholders approved the arrangement between the Company and Golden Predator Royalty & Development Corp. ("GPRD") The Adelaide and Tuscarora properties will be operated by GPRD.

On January 6, 2009 Golden Predator announced assay results on three core drill holes and two reverse circulation (“RC”) drill holes at the Adelaide Project, located in Southeastern Humboldt County, Nevada. The diamond drill results were the first of a 13-hole diamond drilling program currently in progress, which offset high grade intercepts in previous RC drilling. Core hole GPAD03, targeting the North Margarite Vein, intersected 14 ft of 0.45 oz/t gold, including 5 ft of 0.93 oz/t gold and 1.2 oz/t silver, from 280 ft drill depth.

Sand Creek and Converse Uranium Joint Ventures, Wyoming

Drilling has clearly demonstrated the presence of “roll front” style uranium mineralization on the Sand Creek joint venture property in Wyoming, which is owned 70% by Atna and 30% by Uranium One Exploration USA Inc. a subsidiary of Uranium One Inc. (TSX:UUU)

Effective February 2, 2009, Atna’s subsidiary, Canyon Resources, entered into an Agreement with New Horizon Uranium Corporation (“New Horizon”) (TSXV:NHU) to terminate the Converse Uranium Project Exploration, Development and Mine Operating Agreement dated January 23, 2006. New Horizon failed to meet the spending and work requirements to earn a participating interest in the project. As part of this Agreement, all of the shares of Horizon Wyoming Uranium Inc. (“Horizon Wyoming”) have been transferred to Atna and Horizon Wyoming shall become a wholly owned subsidiary. Horizon Wyoming holds properties, reclamation bonds and permits related to the Sand Creek joint venture with Uranium One Exploration USA Inc. In addition, New Horizon has resigned as manager of the Sand Creek joint venture. Horizon Wyoming shall be the new manager. Atna is working with Uranium One to determine the future program for this project.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the significant increase in gold resources and leverage to the price of gold, the Company’s ability to meet gold production and cost targets at Briggs, the Company’s ability to complete permitting and construction of the Reward project, developing a forward looking plan and budget at Pinson or development of positive results at Columbia or the Company’s exploration properties, and the availability of financing to fund the Company’s development plans.

Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, changes in equity ownership, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from re-starting mining operations at the Company’s development projects. The principal risk factors associated with the Company’s business are discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 30, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(Canadian dollars, Canadian GAAP basis)
(Audited)

	Dec 31,	Dec. 31,
	2008	2007
BALANCE SHEETS
ASSETS
Current assets	$21,800,400	$11,266,500
Noncurrent assets	60,281,800	2,221,200
Total assets	$82,082,200	$13,487,700
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$3,669,100	$695,800
Notes payable - long term	1,004,900	-
Noncurrent liabilities	5,238,900	379,700
Shareholders' equity	72,169,300	12,412,200
Total liabilities and shareholders’ equity	$82,082,200	$13,487,700

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007
STATEMENTS OF OPERATIONS
REVENUE	$-	$-	$156,800	$-
EXPENSES AND OTHER (INCOME)
Cost of sales	-	-	150,000	-
Depreciation, depletion and amortization	40,300	30,900	133,800	117,200
General and administrative	1,097,000	441,300	4,319,800	1,928,700
Exploration	100,100	801,400	574,200	1,912,000
Accretion expense	129,400	-	380,100	-
Gain on asset disposals	(8,800)	(113,300)	(21,011,200)	(135,000)
Provision for final site restoration	1,482,600	-	1,482,600	-
Write down of assets	553,200	-	553,200	-
Other (income) expense, net	(3,205,400)	(391,900)	(3,082,300)	(474,600)
Income tax benefit	(3,659,000)	-	(3,659,000)	-
Net income (loss)	$3,470,600	$(768,400)	$20,315,600	$(3,348,300)
Basic income (loss) per share	$0.04	$(0.01)	$0.26	$(0.05)
Basic weighted-average shares outstanding	83,291,100	64,701,702	79,166,725	64,581,804

CASH FLOWS
Cash and cash equivalents, beginning of period	$24,088,000	$1,286,400	$3,516,800	$3,534,800
Effect of exchange rate changes on cash	1,802,500	-	1,570,300	-
Net cash used in operating activities	1,212,900	86,500	(3,906,500)	(4,086,200)
Net cash provided by (used in) investing activities	(6,747,700)	2,081,700	18,667,700	3,784,600
Net cash provided in financing activities	(6,000)	62,200	501,400	283,600
Cash and cash equivalents, end of period	$20,349,700	$3,516,800	$20,349,700	$3,516,800